EXHIBIT 1.A.(5)(i)

PROTECTIVE LIFE INSURANCE COMPANY / P. O. BOX 2606 /
BIRMINGHAM, ALABAMA 35202

CASH VALUE ACCUMULATION TEST ENDORSEMENT

The Company has issued this endorsement as a part of the Policy to which it is attached, "the Policy". This endorsement changes provisions of the Policy.

    The Policy is amended as follows:

1.
The following paragraph shall be added under the provision entitled "Premium Payment(s)" under the section entitled "Premiums".

    The Company reserves the right to refund a premium payment, including any earnings thereon, which:

  (a)
  in the first Policy Year, causes the Death Benefit to exceed the Initial Face Amount shown on the Policy Specifications Page, or

  (b)
  increases the difference between the Death Benefit and the Policy Value, and

  (c)
  exceeds $20 per $1,000 of Face Amount.
2.
The provision entitled "Amount of Death Benefit Proceeds" under the section entitled "Death Benefit" shall be deleted in its entirety, and in its place the following provision shall be substituted:

    Amount of Death Benefit Proceeds.  The Death Benefit Proceeds will be determined as of the date of the Insured's death and will be equal to: (1), plus (2), minus (3), minus (4), where

    (1)
    is the Death Benefit under the Death Benefit option selected;

    (2)
    is any additional death benefits due under any riders attached to this Policy;

    (3)
    is any Policy Debt; and

    (4)
    is any unpaid Monthly Deductions if the Insured dies during the Grace Period.

    The Death Benefit shall be determined under the Level Death Benefit option or Increasing Death Benefit option, whichever is chosen by the Owner and indicated on the Policy Specifications Page, or any supplemental Policy Specifications Page.

    Level Death Benefit—The Death Benefit will be the greater of:

      (a)
      the Face Amount of insurance on the Insured's date of death; or

      (b)
      the minimum death benefit described below.

    Increasing Death Benefit—The Death Benefit will be the greater of:

      (a)
      the Face Amount of insurance on the Insured's date of death plus the Policy Value on such date; or

      (b)
      the minimum death benefit described below.

    The minimum death benefit at any time shall be the amount of level death benefit that the Policy Value would purchase if paid as a net single premium at such time. Such net single premium shall be determined according to the Cash Value Accumulation Test prescribed under section 7702 of the Internal Revenue Code, as amended or its successor, if such amendment or successor is applicable to the Policy. For the purposes of determining such net single premium,

  (1)
  The mortality charges taken into account shall be the maximum cost of insurance charges guaranteed under the Policy, although such charges shall not exceed (except as provided in

    Internal Revenue Service regulations) the maximum charges permitted to be taken into account under the Cash Value Accumulation Test of section 7702;

  (2)
  The interest rate taken into account shall be the greater of an annual effective interest rate of 4 percent or the annual effective credited interest rate or rates guaranteed on issuance of the Policy; and

  (3)
  The Policy shall be deemed to mature no earlier than the date the Insured attains age 95 and no later than the date the Insured attains age 100, as applicable to the Policy, and the Policy Value deemed to exist on such date shall not exceed the least amount payable as a death benefit at any time under the Policy.

    Signed for the Company as of the Policy Effective Date of the Policy.

                      PROTECTIVE LIFE INSURANCE COMPANY

                      ABCDEF
                      Secretary